Exhibit 99.1
GLASS HOUSE BRANDS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

GLASS HOUSE BRANDS INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Glass House Brands Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Glass House Brands Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with the accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company's auditor since 2020.
/s/ Macias Gini & O’Connell LLP
Irvine, California
March 24, 2026
PCAOB ID Number 324

GLASS HOUSE BRANDS INC.
Consolidated Balance Sheets
(Amounts Expressed in United States Dollars in Thousands, Except Par Value and Share Data, Unless Otherwise Stated)

	As of December 31,
	2025	2024
ASSETS
Current Assets:
Cash	$19,850	$33,923
Restricted Cash	—	3,000
Accounts Receivable, Net	4,417	5,221
Income Taxes Receivable	791	1,929
Prepaid Expenses and Other Current Assets	15,664	7,775
Inventory	26,227	14,252
Notes Receivable	800	—
Total Current Assets	67,749	66,100
Operating Lease Right-of-Use Assets, Net	3,875	8,168
Finance Lease Right-of-Use Assets, Net	2,036	2,568
Long Term Investments	—	2,341
Property, Plant and Equipment, Net	228,760	212,252
Intangible Assets, Net	11,577	14,200
Restricted Cash, Net of Current Portion	3,500	—
Other Assets	1,060	4,873
TOTAL ASSETS	$318,557	$310,502
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$35,970	$31,128
Income Taxes Payable	—	2,408
Contingent Shares Payable and Earnout Liabilities	—	20,265
Shares Payable	—	2,579
Current Portion of Operating Lease Liabilities	1,116	1,565
Current Portion of Finance Lease Liabilities	836	889
Current Portion of Notes Payable	37	7,644
Total Current Liabilities	37,959	66,478
Operating Lease Liabilities, Net of Current Portion	2,868	6,860
Finance Lease Liabilities, Net of Current Portion	1,086	1,688
Other Non-Current Liabilities	33,413	20,869
Notes Payable, Net of Current Portion	68,629	50,552
TOTAL LIABILITIES	143,955	146,447
MEZZANINE EQUITY:
GH Group, Inc. Preferred Series B Shares ($0.00001 par value, 55,000 shares authorized, nil and 49,969 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	—	65,084
GH Group, Inc. Preferred Series C Shares ($0.00001 par value, 5,000 shares authorized, nil and 5,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	—	6,279
GH Group, Inc. Preferred Series D Shares ($0.00001 par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024)	15,000	15,000
GH Group, Inc. Series E Convertible Preferred Shares ($0.00001 par value, 80,000 shares authorized, 77,500 and nil shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	77,500	—
SHAREHOLDERS’ EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of December 31, 2025 and December 31, 2024)	—	—
Subordinate Voting Shares (No par value, unlimited shares authorized, 75,282,908 and 69,888,086 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	—	—
Exchangeable Shares (No par value, unlimited shares authorized, 6,445,878 and 7,017,866 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	—	—
Additional Paid-In Capital	294,011	306,652
Accumulated Deficit	(220,075)	(190,416)
Total Shareholders’ Equity Attributable to the Company	73,936	116,236
Non-Controlling Interest	8,166	(38,544)
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	174,602	164,055
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$318,557	$310,502
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Operations
(Amounts Expressed in United States Dollars in Thousands, Except Share and Per Share Data, Unless Otherwise Stated)

	Year Ended December 31,
	2025	2024
Revenues, Net	$181,984	$200,898
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	105,024	103,505
Gross Profit	76,960	97,393
Operating Expenses:
General and Administrative	64,098	60,126
Sales and Marketing	2,669	2,418
Professional Fees	9,062	7,768
Depreciation and Amortization	15,764	15,044
Impairment Expense for Intangible Assets	1,900	6,300
Total Operating Expenses	93,493	91,656
Income (Loss) from Operations	(16,533)	5,737
Other (Income) Expense:
Interest Expense	7,058	9,184
Interest Income	(288)	—
Gain on Equity Method Investments	(84)	(14)
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	2,070	(690)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	(13,724)
Loss on Extinguishment of Debt	292	—
Other Income, Net	(8,563)	(238)
Total Other (Income) Expense, Net	485	(5,482)
Income (Loss) from Operations Before Provision for Income Taxes	(17,018)	11,219
Provision for Income Taxes	11,934	10,498
Net Income (Loss)	(28,952)	721
Net Income Attributable to Non-Controlling Interest	707	202
Net Income (Loss) Attributable to the Company	$(29,659)	$519

Loss Per Share - Basic	$(0.55)	$(0.21)
Loss Per Share - Diluted	$(0.55)	$(0.21)

Weighted-Average Shares Outstanding - Basic	81,935,989	75,229,075
Weighted-Average Shares Outstanding - Diluted	81,935,989	75,229,075
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchangeable Voting Shares	Additional Paid-In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series B	Mezzanine Equity Preferred Series C	Mezzanine Equity Preferred Series D	Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2023	4,754,979	61,986,686	8,953,951	$280,696	$(190,935)	$89,761	$57,545	$5,608	$15,000	$(22,678)	$145,236
Net Income	—	—	—	—	519	519	—	—	—	202	721
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	13,098	—	13,098	—	—	—	—	13,098
Shares Issued for Shares Payable - NHC Business Acquisitions	—	465,797	—	3,834	—	3,834	—	—	—	—	3,834
Shares Issued for Exercise of Warrants	—	135,489	—	252	—	252	—	—	—	—	252
Shares Issued for Conversion of Exchangeable Shares	—	1,937,049	(1,936,085)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	2,603,040	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	838,398	—	1,942	—	1,942	—	—	—	—	1,942
Shares Issued for 2023 Bonus	—	286,406	—	2,715	—	2,715	—	—	—	—	2,715
Shares Issued for Vested GH Group Non-Qualified Options	—	1,433,810	—	2,757	—	2,757	—	—	—	—	2,757
Shares Issued for Payment of Interest on Convertible Debentures	—	191,411	—	1,292	—	1,292	—	—	—	—	1,292
Shares Issued for At-the-Market Program	—	10,000	—	66	—	66	—	—	—	—	66
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(109)	(109)
Dividends - Preferred Shareholders	—	—	—	—	—	—	7,539	671		(15,959)	(7,749)
BALANCE AS OF DECEMBER 31, 2024	4,754,979	69,888,086	7,017,866	$306,652	$(190,416)	$116,236	$65,084	$6,279	$15,000	$(38,544)	$164,055

See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchange-able Voting Shares	Additional Paid- In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series B	Mezzanine Equity Preferred Series C	Mezzanine Equity Preferred Series D	Mezzanine Equity Preferred Series E	Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2024	4,754,979	69,888,086	7,017,866	$306,652	$(190,416)	$116,236	$65,084	$6,279	$15,000	$—	$(38,544)	$164,055
Net Income (Loss)	—	—	—	—	(29,659)	(29,659)	—	—	—	—	707	(28,952)
Share-Based Compensation from Options, Restricted Stock Units and Market-Based Performance Restricted Stock Units	—	—	—	13,402	—	13,402	—	—	—	—	—	13,402
Shares Issued for Shares Payable - NHC Business Acquisitions	—	116,427	—	2,579	—	2,579	—	—	—	—	—	2,579
Shares Issued and Contingent Shares Payable in Connection with Camarillo Acquisition	—	500,000	—	20,265	—	20,265	—	—	—	—	—	20,265
Shares Issued to Acquire Remaining Non-Controlling Interest in Consolidated Subsidiary	—	248,829	—	(600)	—	(600)	—	—	—	—	600	—
Issuance of Series E Preferred Shares and Exchange of Series B and Series C Preferred Shares for Series E Preferred Shares	—	—	—	—	—	—	(52,743)	(6,265)	—	77,500	—	18,492
Redemption of Series B and Series C Preferred Shares	—	—	—	—	—	—	(17,963)	(535)	—	—	—	(18,498)
Shares Issued for Exercise of Warrants	—	496,523	—	—	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	571,988	(571,988)	—	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	2,042,387	—	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	323,492	—	1,000	—	1,000	—	—	—	—	—	1,000
Shares Issued for 2024 Bonus	—	208,772	—	1,114	—	1,114	—	—	—	—	—	1,114
Shares Issued for Payment of Interest on Convertible Debentures	—	208,237	—	1,292	—	1,292	—	—	—	—	—	1,292
Shares Issued for At-the-Market Program	—	678,167	—	6,062	—	6,062	—	—	—	—	—	6,062
Variable Interest Entity Consolidation	—	—	—	665	—	665	—	—	—	—	2,724	3,389
Reclassification of Preferred Shares from Non-Controlling Interest to Additional Paid-In Capital	—	—	—	(52,323)	—	(52,323)	—	—	—	—	52,323	—
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	—	(342)	(342)
Dividends - Preferred Shareholders	—	—	—	(6,097)	—	(6,097)	5,622	521	—	—	(9,302)	(9,256)
BALANCE AS OF DECEMBER 31, 2025	4,754,979	75,282,908	6,445,878	$294,011	$(220,075)	$73,936	$—	$—	$15,000	$77,500	$8,166	$174,602

See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Year Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(28,952)	$721
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Bad Debt Expense, Net of Recoveries	2,557	305
Interest Capitalized	(775)	—
Loss on Disposal of Property and Equipment	1,032	—
Depreciation and Amortization	15,764	15,044
Gain on Equity Method Investments	(84)	(14)
Impairment Expense for Intangible Assets	1,900	6,300
Non-Cash Operating Lease Costs	1,353	1,617
Loss on Extinguishment of Debt	292	—
Accretion of Debt Discount and Loan Origination Fees	391	1,690
(Gain) Loss on Change in Fair Value of Derivative Asset	2,070	(690)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	(13,724)
Share-Based Compensation	13,402	13,098
Changes in Operating Assets and Liabilities:
Accounts Receivable	(547)	(1,481)
Income Taxes Receivable	1,138	(1,929)
Prepaid Expenses and Other Current Assets	(2,262)	(3,902)
Inventory	(11,975)	(5,412)
Other Assets	3,442	215
Accounts Payable and Accrued Liabilities	5,817	8,413
Interest Payments on Finance Leases	(272)	(258)
Income Taxes Payable	(2,408)	(5,471)
Operating Lease Liabilities	(1,325)	(1,556)
Other Non-Current Liabilities	10,889	15,426
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,447	28,392
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(27,179)	(10,294)
Proceeds from Sale of Assets	222	—
Issuance of Note Receivable	(1,000)	—
Cash Received from Consolidation of Variable Interest Entity	215	—
NET CASH USED IN INVESTING ACTIVITIES	(27,742)	(10,294)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of At-the-Money Shares	2,182	—
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	52,099	—
Proceeds from the Issuance of Preferred Shares	18,492	—
Redemption of Preferred Shares	(18,498)	—
Payment on Finance Lease	(1,013)	(478)
Payments on Notes Payable, Third Parties and Related Parties	(42,893)	(7,557)
Cash Received Upon Exercise of Options and Warrants	1,000	2,194
Distributions to Non-Controlling Interest Holders	(342)	(109)
Distributions to Preferred Shareholders	(8,305)	(7,749)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,722	(13,699)
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(13,573)	4,399
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	36,923	32,524
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$23,350	$36,923
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Year Ended December 31,
	2025	2024
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$4,527	$5,992
Cash Paid for Taxes	2,458	2,457
Non-Cash Investing and Financing Activities:
Exchange of Series B and Series C Preferred Shares for Series E Preferred Shares	59,008	—
Reclassification of Preferred Shares from Non-Controlling Interest to Additional Paid-In Capital	52,323	—
Contingent Shares Payable in Connection with Camarillo Acquisition	20,265	—
Variable Interest Entity Consolidation	12,865	—
Issuance of At-the-Money shares	3,946	66
Shares Issued to Settle Shares Payable - NHC Business Acquisitions	2,579	3,834
Shares Issued for Payment of Interest on Convertible Debentures	1,292	1,292
Shares Issued for 2024 and 2023 Bonus, respectively	1,114	2,715
Interest Capitalized to Property and Equipment	775	—
Shares Issued to Acquire Remaining Non-Controlling Interest in Consolidated Subsidiary	600	—
Recognition of Right-of-Use Asset and Lease Liability for Finance Lease	403	1,293
Shares Issued for Vested GH Group Non-Qualified Options	—	2,757
Lease Terminations and Amendments	—	22
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.    NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. As of December 31, 2025, the Company is a vertically integrated cannabis company that generates cannabis revenue in the state of California and has certain intellectual property licensing agreements in Nevada and Florida. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores and provides dispensary operation management services in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and certain common share purchase warrants (the “Listed Warrants”) are listed on Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8, Canada.
Liquidity
Historically, the Company’s primary source of liquidity has been from its operations, capital contributions made by equity investors and preferred equity investors, and debt issuances. The Company is meeting its operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2025, the Company had an accumulated deficit of $220.1 million, a net loss attributable to the Company of $29.7 million and net cash provided by operating activities of $11.4 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due for at least the next 12 months.
The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. The Company expects to continue to finance its operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of operations and cash flows for the years ended December 31, 2025 and 2024, have been included.
Basis of Consolidation
These Consolidated Financial Statements as of December 31, 2025 and 2024 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in Accounting Standards Codification (“ASC”) 810, Consolidation. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.
The following are the Company’s principal wholly-owned or controlled subsidiaries and/or affiliates that are included in these consolidated financial statements as of and for the years ended December 31, 2025 and 2024:
Corporate Entities

			Ownership
Entity	Location	Purpose	2025	2024
GH Group Inc.	Long Beach, CA	Holding company	100%	100%
GHB Usub LLC	Long Beach, CA	Holding company	100%	100%
Glass House Cultivation LLC	Camarillo, CA	Holding company	100%	100%
Glass House Manufacturing LLC	Lompoc, CA	Holding company	100%	100%
Glass House Retail, LLC	Long Beach, CA	Holding company	100%	100%
LOB Investment Co. LLC	Long Beach, CA	Holding company	0%	100%
MPB Acquisition Corp	Nevada	Holding company	100%	100%
Plus Products Holding Inc.	Long Beach, CA	Holding company	0%	100%

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Management and Operating Entities

			Ownership
Subsidiaries	Location	Purpose	2025	2024
Bud and Bloom Inc.	Santa Ana, CA	Cannabis retail	100%	100%
CA Manufacturing Solutions LLC	Lompoc, CA	Cannabis manufacturing	100%	100%
E7 Eureka LLC	Eureka, CA	Cannabis retail applicant	100%	100%
Farmacy Isla Vista LLC	Goleta, CA	Cannabis retail	100%	100%
Farmacy SB Inc.	Santa Barbara, CA	Cannabis retail	100%	100%
G&H Supply Company, LLC	Carpinteria, CA	Cultivation management	100%	100%
G&K Produce LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
GHCH LLC	Camarillo, CA	Hemp cultivation	100%	100%
Glass House Camarillo Cultivation LLC	Camarillo, CA	Cannabis cultivation	100%	100%
ICANN LLC	Berkeley, CA	Cannabis retail	100%	100%
K&G Flowers LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
Lompoc Management Co. LLC	Lompoc, CA	Manufacturing management	0%	100%
Lompoc Manufacturing GHG, LLC	Lompoc, CA	Cannabis processing	0%	100%
MGF Management LLC	Carpinteria, CA	Cultivation management	0%	100%
Mission Health Associates, Inc.	Carpinteria, CA	Cannabis cultivation	100%	100%
Natural Healing Center LLC	Grover Beach, CA	Cannabis retail	100%	100%
Next Gen Libations LLC	Long Beach, CA	Management services	100%	0%
Next Gen Libations Manager LLC	Long Beach, CA	Management services	100%	0%
NHC Lemoore LLC	Lemoore, CA	Cannabis retail	100%	100%
NHC-MB LLC	Morro Bay, CA	Cannabis retail	100%	100%
NHC Turlock, LLC	Turlock, CA	Cannabis retail	100%	100%
Palm Desert Management Services LLC	Long Beach, CA	Cannabis retail management services	100%	0%
REEForm LLC	Long Beach, CA	Brand licensing	50%	50%
SBDANK LLC	Santa Ynez, CA	Cannabis retail	100%	51%
The Pottery Inc.	Los Angeles, CA	Cannabis retail	100%	100%
Real Estate Entities

			Ownership
Subsidiaries	Location	Purpose	2025	2024
East Saint Gertrude 1327 LLC	Santa Ana, CA	Real Estate	100%	100%
GH Camarillo LLC	Camarillo, CA	Real Estate	100%	100%
GH Lompoc LLC	Lompoc, CA	Real Estate	100%	100%
GH RE Manager LLC	Long Beach, CA	Real Estate	100%	100%
Glass House Farm LLC	Carpinteria, CA	Real Estate	100%	100%
Magu Farm LLC	Carpinteria, CA	Real Estate	100%	100%

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Consolidation of Variable Interest Entities
ASC 810 requires a variable interest holder to consolidate a variable interest entity (“VIE”) if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. The Company does not consolidate a VIE in which it is not considered the primary beneficiary. The Company evaluates its relationships with all the VIE’s on an ongoing basis to reassess if it continues to be the primary beneficiary.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
Use of Estimates
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative assets and liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations could be negatively impacted.
Fair Value Measurements
The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers into or out of Level 3 during the years ended December 31, 2025 and 2024.
Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts receivable, other liabilities, and accounts payable and accrued liabilities wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable wherein the carrying value at the effective interest rate approximates fair value as the interest rate for such notes payable.
Cash and cash equivalents and restricted cash are measured at Level 1 inputs. Acquisition-related liabilities resulting from business combinations are measured at fair value using Level 1 or Level 3 inputs. Investments that are measured at fair value use Level 3 inputs. Refer to Note 5 – Investments for assumptions used to value investments. Refer to Note 9 – Contingent Shares Payable and Earnout Liabilities for assumptions used to value the contingent consideration.
The individual fair values attributed to the different components of a financing transaction, notably derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. Refer to Note 12 – Derivative Instruments for assumptions used to value the Company’s interest rate swap derivative and the conversion feature of convertible debenture derivatives. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.
Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.
Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of December 31, 2025 and 2024, restricted cash was $3.5 million and $3.0 million, respectively, which is held in escrow accounts and used as an interest reserve primarily for the Senior Secured Credit Facility (as defined below) and Prior Credit Agreement (as defined below), respectively. See Note 11 – Notes Payable and Convertible Debentures for further discussion.
Accounts Receivable
The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Consolidated Balance Sheets, net of an allowance for credit losses. The Company analyzes the aging of accounts receivable, historical credit losses, customer creditworthiness and current economic trends in determining the allowance for credit losses. The Company does not accrue interest receivable on past due accounts receivable.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Company assesses all information available, including on a forward-looking basis, related to the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into the measurement.
Accounts receivable, net is as follows (in thousands):

	As of December 31,
	2025	2024
Accounts Receivable Amortized Cost	4,831	5,693
Allowance for Credit Losses	(414)	(472)
Accounts Receivable, Net	$4,417	$5,221
The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

	Year Ended December 31,
	2025	2024
Balance, Beginning of Period	$(472)	$(717)
Provision for Expected Credit Losses	(1,351)	(305)
Write-Offs	1,409	550
Balance, End of Period	$(414)	$(472)
Inventory
Inventory is comprised of raw materials, finished goods and work-in-process such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and supplies, are capitalized into inventory until the time of harvest. All direct and indirect costs, except depreciation and amortization related to inventory are capitalized when incurred, and subsequently classified to cost of goods sold in the Consolidated Statements of Operations. Raw materials and work-in-process are stated at the lower of cost or net realizable value, determined using the weighted average cost. The purchase of finished goods inventory costs include the purchase price of the product and freight costs to deliver it the Company’s facilities. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and reserves. The Company reviews inventory for obsolete, redundant and slow-moving goods, and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2025 and 2024, the Company’s reserve was $0.8 million and $1.0 million, respectively.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Leased Assets
In accordance with ASC 842, Leases, the Company determines if an arrangement is a lease at inception. Operating and finance leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating and finance lease (current and non-current) liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, also known as short-term leases, are not recorded on the Consolidated Balance Sheets and are expensed in the Consolidated Statements of Operations on a straight-line basis over the lease term.
ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which at least one of the following is true: 1) ownership of the property transfers to the lessee by the end of the lease term, 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, 3) the lease is for a major part of the remaining economic life of the underlying asset, 4) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value, or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.
The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgment in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination options are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. The Company applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the ROU asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another ROU asset.
In accordance with ASC 842, lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company applies judgment in determining the incremental borrowing rate using estimates which are based on the information available at commencement date. The Company initially measures the ROU asset at the initial amount of the lease liability, plus initial direct costs and lease payments at or before the commencement date, less any lease incentives received.
Additionally, management monitors for events or changes in circumstances that may require a reassessment of one of its leases and determines if a remeasurement is required.
Investments
Long-term investments are related to investments in equity and debt securities of entities over which the Company does not have a controlling financial interest or significant influence and are accounted for at fair value in accordance with ASC 321, Investments—Equity Securities, as well as investments and joint ventures in which the Company can exert significant influence but does not control.
Equity investments without readily determinable fair values (which are classified as Level 3 investments in the fair value hierarchy) are measured at cost with adjustments for observable changes in price or impairments (referred to as the “measurement alternative”). In applying the measurement alternative, the Company performs a qualitative assessment on a quarterly basis and recognizes an impairment if there are sufficient indicators that the fair value of the equity investments is less than carrying values. Changes in value are recorded in other (income) expense, net in the Consolidated Statements of Operations.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Equity Method and Joint Venture Investments
The Company accounts for investments in which it can exert significant influence but does not control as equity method investments in accordance with ASC 323, Investments—Equity Method and Joint Ventures. In accordance with ASC 825, Financial Instruments, the fair value option to measure eligible items at fair value on an instrument-by-instrument basis can be applied. Joint ventures are arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for under the equity method. These investments are recorded at the amount of the Company’s initial investment and adjusted each period for the Company’s share of the investee’s income or loss, and dividends paid.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings	15 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years
Construction in Progress	Not Depreciated
The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively, if appropriate. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations in the period the asset is derecognized.
Intangible Assets
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values and amortization methods are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Dispensary Licenses	Indefinite
Intellectual Property	5-10 Years
In accordance with ASC 350, Intangibles—Goodwill and Other, costs of internally developing, maintaining or restoring intangible assets are expensed as incurred. Costs are capitalized when certain criteria are met through the point at which the intangible asset is substantially complete and ready for its intended use.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Goodwill and Indefinite-Lived Intangible Assets
Goodwill is measured as the excess of consideration transferred over the net of the acquisition date fair value of assets acquired and liabilities assumed in a business acquisition. Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Indefinite-lived intangible assets consist primarily of licenses. In accordance with ASC 350, goodwill and other intangible assets with indefinite lives are not subject to amortization. The Company reviews goodwill at the reporting unit level and indefinite-lived intangible assets at the asset level for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit (for goodwill) or an indefinite-lived intangible asset is less than its carrying amount. If the carrying amount of goodwill or an indefinite-lived intangible asset is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess.
The Company performs a qualitative assessment (commonly referred to as “Step Zero”) to determine whether further quantitative analysis for impairment of goodwill or indefinite-lived intangible assets is necessary. In performing Step Zero for goodwill and indefinite-lived intangible assets, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company’s business, industry and market trends, and the overall future financial performance and asset-specific factors relevant to the Company’s reporting units or indefinite-lived intangible assets, as applicable. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill or the applicable indefinite-lived intangible assets. Refer to Note 7 – Intangible Assets for further discussion on indefinite-lived intangible asset impairment.
Impairment of Long-Lived Assets
For purposes of the impairment test, long-lived assets such as property, plant and equipment, and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). In accordance with ASC 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the asset group is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset group to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset group’s use and eventual disposition. If the carrying amount of the asset group is less than the cash flows, the asset group is recoverable and an impairment is not recorded. If the carrying amount of the asset group is greater than the cash flows, the asset group is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represent management’s best estimate, using appropriate and customary assumptions, projections and methodologies at the date of evaluation. In accordance with GAAP, the reversal of impairment losses for long-lived assets held and used is prohibited.
Convertible Instruments
The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, Derivatives and Hedging. ASC 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

For convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815 or that do not result in substantial premiums accounted for as paid-in capital, the convertible debt instrument is reported as a single liability instrument with no separate accounting for embedded conversion features. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in the Preferred Shares of GH Group, Inc. (“GH Group”) based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the embedded effective conversion price. ASC 815 provides that generally, if an event that is not within the entity’s control, or could require net cash settlement, then the contract shall be classified as an asset or a liability.
Interest Rate Derivative
The Company utilizes an interest rate swap, expiring on February 28, 2030, to manage its exposure to variability in future cash flows from interest rate fluctuations on its Senior Secured Credit Facility (as defined below). This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815, Derivatives and Hedging. The Company has not designated this contract for hedge accounting.
The interest rate swap is recorded at fair value within other non-current liabilities on the Consolidated Balance Sheet and changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Consolidated Statement of Operations. The Company’s policy is not to enter into derivative instruments for trading or speculative purposes. Cash flows resulting from this derivative instrument are included within net cash provided by operating activities on the Consolidated Statement of Cash Flows.
The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap.
Revenue Recognition
Revenue is recognized by the Company in accordance with ASC 606, Revenue from Contracts with Customers. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASC 606, the Company applies the following five steps:
(1)Identify a customer along with a corresponding contract;
(2)Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
(3)Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
(4)Allocate the transaction price to the performance obligation(s) in the contract; and
(5)Recognize revenue when or as the Company satisfies the performance obligation(s).
Revenues consist of wholesale cannabis biomass and cannabis-related consumer packaged goods and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. During the years ended December 31, 2025 and 2024, sales discounts were approximately $37.3 million and $27.5 million, respectively.
Revenue is recognized upon the satisfaction of the performance obligations. The Company satisfies its performance obligations and transfers control upon delivery and acceptance by the customer.
Dispensary Revenue
The Company recognizes revenue from the sale of cannabis products for a fixed price upon delivery of goods to customers at the point of sale since at this time performance obligations are satisfied. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Cultivation and Wholesale CPG
The Company recognizes revenue from the sale of cannabis products for a fixed price upon the shipment of cannabis goods as the Company has transferred to the buyer the significant risks and rewards of ownership of the goods. The Company does not retain either continuing material involvement to the degree usually associated with ownership or effective control over the goods sold. Cannabis taxes due upon sale are recorded as a general and administrative expense in the accompanying Consolidated Statements of Operations.
Cost of Goods Sold
Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as cannabis flower, edibles and concentrates, packaging and other supplies, fees for services and processing, and allocated overhead, such as allocations of rent, administrative salaries, utilities and related costs. Cost of goods sold excludes depreciation and amortization.
General and Administrative Expenses
General and administrative expenses are comprised primarily of personnel costs, including salaries, incentive compensation, benefits, and share-based compensation, professional service costs, including legal, accounting, consulting and other professional fees, and corporate insurance and other facilities costs associated with the Company’s corporate offices.
Share-Based Compensation
The Company has an amended and restated equity incentive plan comprised of stock options (“Options”), unrestricted stock bonus, restricted stock units (“RSUs”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Equity Share per Option. RSUs provide the right to receive one Equity Share per unit (or cash payment equal to the fair market value of an Equity Share). SARs provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of the Equity Shares of the Company at the time of exercise.
The Company accounts for share-based awards in accordance with ASC 718, Compensation – Stock Compensation, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates fair value using the Black-Scholes valuation model. The fair value of the market-based restricted performance stock units is determined using the Monte-Carlo simulation. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the Equity Shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, which is generally the performance period, and the related amount is recognized in the Consolidated Statements of Operations.
Fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company elected not to estimate the expected forfeiture rate and only recognize expense for those shares that actually vest.
Advertising Expenses
Advertising expenses are expensed as incurred. Advertising expenses included in sales and marketing expense were $1.1 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Income Taxes
Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Balance Sheets. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.
The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.
Employee Retention Tax Credits
On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit (“ERC”). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Since the filing of the ERCs through December 31, 2025, the Company filed with the Internal Revenue Service credits totaling $11.6 million during the year ended December 31, 2023. During the year ended December 31, 2025, $9.6 million was received, of which $1.4 million was accrued for interest. During the year ended December 31, 2024, $0.4 million was received, of which $45 thousand was accrued for interest. The Company will not recognize the remaining amount of $3.0 million claimed as of December 31, 2025 until it has been determined that the Company has reasonable assurance that the credits will be realized.
Loss Per Share
The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are anti-dilutive. Diluted earnings per share includes shares related to stock-based award plans, warrants and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures. See Note 15 – Loss Per Share for further information.
Segmented Information
The Company currently operates in three reportable segments which are retail, wholesale biomass and cannabis-related consumer packaged goods (“CPG”). The retail segment includes Company owned and operated retail cannabis stores in the state of California and dispensary operation management services. The wholesale biomass segment includes the propagation, nursery, flowering canopy, drying, processing and distribution of cannabis biomass. The CPG segment includes the manufacturing, extraction, infusion, conversion, packaging and distribution of the Company’s branded cannabis products. Certain economic characteristics such as production processes, types of products, classes of customers as well as distribution models differ between segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. As of December 31, 2025, all of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See Note 19 - Segment Information for further information.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Business Combinations
Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and included in the Consolidated Statements of Operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is recognized as goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations immediately as a gain on acquisition.
Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates, and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, Contingencies, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, Business Combinations.
Recently Adopted Accounting Standards
ASU 2023-09
In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires annual disclosures of specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold and a disaggregation of income taxes paid, net of refunds. ASU 2023-09 also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The Company adopted ASU 2023-09 beginning with its 2025 annual report. See Note 16 – Provision For Income Taxes and Deferred Income Taxes for the Company’s income tax disclosures.
Recent Accounting Pronouncements Not Yet Adopted
ASU 2025-12
In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 includes amendments that clarify, correct, or make minor improvements to a variety of topics in the FASB Accounting Standards Codification. The amendments are intended to improve the clarity and consistency of the codification and are not expected to result in significant changes to existing accounting practice. ASU 2025-12 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-12 may be applied either prospectively or retrospectively, depending on the specific amendment. The Company does not expect the adoption of this standard to have a material impact on the Company’s Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2025-11
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 improves the guidance in ASC 270 by clarifying the applicability of interim reporting requirements, improving the organization and navigability of required interim disclosures, and adding a disclosure principle that requires entities to disclose events since the end of the most recent annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for the Company beginning in the first quarter of 2028. Early adoption is permitted. ASU 2025-11 may be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2025-10
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. ASU 2025-10 establishes authoritative recognition, measurement, presentation, and disclosure guidance in ASC 832 for government grants received by business entities, including guidance on the timing of recognition and the classification of grants related to assets and grants related to income. ASU 2025-10 is effective for the Company beginning in the first quarter of 2029. Early adoption is permitted. ASU 2025-10 may be applied using either a modified prospective approach, a modified retrospective approach, or a full retrospective approach. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2025-09
In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. ASU 2025-09 amends the guidance in ASC 815 to improve and clarify hedge accounting requirements, including changes related to hedge documentation, effectiveness assessments, and the application of hedge accounting to certain risk management activities. The amendments are intended to better align hedge accounting results with an entity’s risk management strategies. ASU 2025-09 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-09 is required to be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2025-05
In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company beginning in the first quarter of 2026. Early adoption is permitted. ASU 2025-05 is required to be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2025-04
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for share-based consideration payable to a customer that contains a service-condition vesting feature. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2025-03
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a VIE that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2024-04
In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments. ASU 2024-04 clarifies requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. To account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. ASU 2024-04 is effective for the Company beginning in the first quarter of 2026. Early adoption is permitted. ASU 2024-04 may be applied either prospectively to any settlements of convertible debt instruments that occur after the effective date or retrospectively by recasting prior periods and recognize a cumulative-effect adjustment to equity. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2024-03
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains those expenses in the notes to financial statements on an annual and interim basis. ASU 2024-03 also requires entities to include certain amounts that are required to be disclosed under existing U.S. GAAP to be included in the disaggregated income statement expense line item disclosures, disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the amount of selling expenses and the entity’s definition of selling expenses. ASU 2024-03 is effective for the Company beginning with the 2027 annual report. Early adoption is permitted. ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
3.    CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains certain cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of December 31, 2025 and 2024, the Company has not experienced any losses with regards to its cash balances.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends and other information. For the years ended December 31, 2025 and 2024, there was one customer that comprised 19% and 18%, respectively, of the Company’s revenues. Revenue for such customer is included in the Company’s wholesale biomass segment. As of December 31, 2025 and 2024, such customer comprised 19% and 20%, respectively, of the Company’s gross accounts receivable balance.
4.    INVENTORY

Inventory consists of the following (in thousands):

	As of December 31,
	2025	2024
Raw Materials	$7,001	$2,913
Work-in-Process	13,859	4,572
Finished Goods	5,367	6,767
Total Inventory	$26,227	$14,252
5.    INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method (in thousands):

	5042 Real Estate Investment, LLC	Reeform, LLC	Lompoc TIC, LLC	TOTAL
Balance December 31, 2023	$1,971	$164	$192	$2,327
Gain (Loss) on Equity Method Investments	194	(164)	(16)	14
Balance December 31, 2024	2,165	—	176	2,341
Acquisition of Equity Method Investment	—	—	(173)	(173)
Consolidation of Equity Method Investment	(2,252)	—	—	(2,252)
Gain (Loss) on Equity Method Investments	87	—	(3)	84
Balance at December 31, 2025	$—	$—	$—	$—
During the years ended December 31, 2025 and 2024, the Company recorded net gains from equity method investments of $84 thousand and $14 thousand, respectively. Equity investments are classified as Level 3 investments in the fair value hierarchy. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.
During the year ended December 31, 2025, the Company consolidated 5042 Real Estate Investment, LLC and its associated tenancy in common investment and recognized an increase of $3.4 million in total shareholders’ equity. See Note 6 – Property, Plant and Equipment.
On August 18, 2025, the Company acquired the remaining 76% ownership interest in a property located in Lompoc, California. See Note 6 – Property, Plant and Equipment.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

6.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of December 31,
	2025	2024
Land	$76,029	$70,888
Buildings	163,038	154,039
Furniture and Fixtures	1,838	1,483
Leasehold Improvements	15,627	15,574
Equipment and Software	10,728	11,094
Construction in Progress	20,347	6,456
Total Property, Plant and Equipment	287,607	259,534
Less Accumulated Depreciation and Amortization	(58,847)	(47,282)
Property, Plant and Equipment, Net	$228,760	$212,252
Construction in progress represents assets under construction for cultivation not yet ready for use. During the years ended December 31, 2025 and 2024, the Company recorded depreciation expense of $15.0 million and $14.3 million, respectively. The amount of amortization recognized for finance leases during the years ended December 31, 2025 and 2024 was $0.8 million and $0.6 million, respectively, see Note 10 – Leases for further information. During the years ended December 31, 2025 and 2024, the Company capitalized interest to property and equipment of $0.8 million and nil, respectively.
On August 18, 2025, the Company acquired the remaining 76% ownership interest in a property located in Lompoc, California, the site of the Company’s manufacturing facility for a total purchase price of approximately $3.0 million. Title to the property was previously held as tenants-in-common (“TIC”) and the Company owned a 24% interest in this property prior to the acquisition. Upon completion of the acquisition, the Company holds 100% ownership. Rent expense related to this property was considered a related party transaction as the selling tenant-in-common’s company, Neo Street Partners LLC, was partially owned by an executive and board member of the Company (as further described in 18 – Related Party Transactions). This acquisition eliminates future related party rent expense associated with this property. The Company consolidated the property which resulted in a $0.5 million increase in Land and a $3.2 million increase in Buildings.
During the year ended December 31, 2025, the Company consolidated 5042 Real Estate Investment, LLC and its associated tenancy in common investment and recognized a $4.8 million increase in Land and $0.7 million increase in Buildings.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.    INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	As of December 31,
	2025	2024
Definite Lived Intangible Assets
Customer Relationships	$587	$587
Intellectual Property	4,777	4,777
Total Definite Lived Intangible Assets	5,364	5,364
Less Accumulated Amortization	(3,757)	(3,034)
Definite Lived Intangible Assets, Net	1,607	2,330
Indefinite Lived Intangible Assets
Cannabis Licenses	9,970	11,870
Total Indefinite Lived Intangible Assets	9,970	11,870
Total Intangible Assets, Net	$11,577	$14,200
During the years ended December 31, 2025 and 2024, the Company recorded amortization expense related to intangible assets of $0.7 million in each period.
During the year ended December 31, 2025, the Company recognized $1.9 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition.
During the year ended December 31, 2024, the Company recognized $6.3 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition.
The following is the future minimum amortization expense to be recognized for the years ended December 31 (in thousands):

2026	$603
2027	470
2028	123
2029	123
2030	123
Thereafter	165
Total Future Amortization Expense	$1,607

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2025	2024
Accounts Payable	$13,715	$8,688
Accrued Liabilities	17,933	14,409
Accrued Payroll and Related Liabilities	1,934	4,058
Sales Tax and Cannabis Taxes	2,388	3,973
Total Accounts Payable and Accrued Liabilities	$35,970	$31,128
The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2025 and 2024, was approximately $0.6 million and $0.4 million, respectively.
9.    CONTINGENT SHARES PAYABLE AND EARNOUT LIABILITIES

Activity related to the contingent shares and earnout liabilities consisted of the following (in thousands):

Balance at December 31, 2023	$34,589
Change in Fair Value of Contingent Liabilities	(14,324)
Balance at December 31, 2024	20,265
Reclassification of Contingent Shares Payable to Additional Paid-In Capital	(20,265)
Balance at December 31, 2025	$—
Contingent Earnout – Camarillo Transaction
During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company was obligated to pay a contingent earnout fee of up to $75 million, payable in Equity Shares, if certain conditions and financial metrics were met. During the quarter ended March 31, 2025, the measurement period concluded, and it was determined that the financial metrics were not met.
The contingent consideration was classified as a Level 3 investment in the fair value hierarchy. The value of the contingent consideration was based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and was measured at fair value using a discounted cash flow model that was based on unobservable inputs. As of December 31, 2024, the fair value of the contingent earnout was nil. During the year ended December 31, 2024, due to a decrease in the projected financial metrics related to the Company’s operations at the facility, the Company reduced the fair value of the earnout liability. The Company recorded a decrease of $18.1 million in fair value during the year ended December 31, 2024, included in gain on change in fair value of contingent liabilities and shares payable on the Consolidated Statement of Operations.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Contingent Shares – Camarillo Transaction
As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company was obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. During the year ended December 31, 2025, the Company issued 500,000 shares related to the contingent payment. The Company is obligated to issue up to an additional 3,000,000 Equity Shares as a contingent payment, which are subject to certain conditions and events. As conditions related to the 3,500,000 Equity Shares were expected to be satisfied, in accordance with U.S. GAAP, the Company reclassified the $20.3 million value of the shares from contingent shares payable and earnout liabilities to additional paid-in capital on the Consolidated Balance Sheet during the year ended December 31, 2025.
The contingent shares were classified as Level 3 investments in the fair value hierarchy. The value of the contingent consideration was based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs. As of December 31, 2024, the fair value of the contingent payment included as a component in contingent shares payable and earnout liabilities in the accompanying Consolidated Balance Sheets was $20.3 million. The Company recorded an increase of $3.7 million in fair value during the year ended December 31, 2024, included in gain on change in fair value of contingent liabilities and shares payable on the Consolidated Statement of Operations.
10.    LEASES

The Company leases buildings which it uses for corporate purposes and the production and sale of cannabis products. In accordance with ASC 842, lease liability is initially measured at the present value of total lease payments, discounted using a discount rate set to the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company uses an estimated incremental borrowing rate. Total lease payments are comprised of (i) fixed lease payments less any incentives; (ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; (iii) the amount expected to be payable by the lessee under residual value guarantees; (iv) the exercise of purchase options, if the lessee is reasonably certain to exercise the options; (v) payments of penalties for early termination of a lease unless the Company is reasonably certain not to terminate early. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date.
An ROU asset is measured at the initial amount of the lease liability, plus initial direct costs and lease payments at or before the commencement date, less any lease incentives received.
Operating leases may contain renewal options that provide for rent increases based on prevailing market conditions. The terms used to calculate the ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. For finance leases, lease costs are comprised of straight-line amortization of the ROU asset and the interest portion of lease payments which are recorded to depreciation and amortization and interest expense, respectively, on the Consolidated Statements of Operations. Finance lease ROU assets are amortized based on the lesser of the lease term and the useful life of the leased asset according to the capital asset accounting policy. If ownership of the ROU assets transfers to the Company at the end of the lease term or if the Company is reasonably certain to exercise a purchase option, amortization is calculated using the estimated useful life of the leased asset.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following table presents components of lease cost (in thousands):

	Year Ended December 31,
	2025	2024
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$815	$603
Interest on Lease Liabilities	272	258
Operating Lease Cost	1,760	2,563
Short-Term Lease Costs	1,372	1,217
Total Lease Expenses	$4,219	$4,641
Additional information related to the Company’s leases is as follows (in thousands, except lease term and discount rate):

	Year Ended December 31,
	2025	2024
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$276	$252
Operating Cash Flows from Operating Leases	$2,030	$2,501
Financing Cash Flows from Finance Leases	$1,013	$478

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$403	$1,293
Recognition of Right-of-Use Assets for Operating Leases	$—	$825

Weighted-Average Remaining Lease Term (Years) - Finance Leases	2	3
Weighted-Average Remaining Lease Term (Years) - Operating Leases	4	6
Weighted-Average Discount Rate - Finance Leases	11.79%	12.03%
Weighted-Average Discount Rate - Operating Leases	12.78%	11.60%

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Future minimum lease payments under non-cancelable finance and operating leases for each of the following years were as follows (in thousands):

	Operating Leases		Finance Leases
December 31:	Third Parties	Related Parties	Third Parties	Total
2026	$1,447	$93	$1,011	$2,551
2027	1,164	93	825	2,082
2028	537	93	332	962
2029	542	93	32	667
2030	548	93	—	641
Thereafter	511	1	—	512
Total Future Minimum Lease Payments	4,749	466	2,200	7,415
Less: Imputed Interest	(1,096)	(135)	(278)	(1,509)
Present Value of Lease Liability	3,653	331	1,922	5,906
Less: Current Portion of Lease Liability	(1,068)	(48)	(836)	(1,952)
Present Value of Lease Liability, Net of Current Portion	$2,585	$283	$1,086	$3,954
As of December 31, 2025, the Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The lease terms included in the determination of the operating lease liabilities and future minimum rental payments reflect only the non-cancellable period of the leases and exclude periods covered by options to extend for which the Company is not reasonably certain it will exercise such options. These non-cancellable operating leases require monthly payments ranging from $800 to $25 thousand and expire through November 2032. Certain lease monthly payments related to non-cancellable operating leases may escalate up to 4.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.
11.    NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable consisted of the following (in thousands):

	As of December 31,
	2025	2024
Senior Secured Credit Facility	$50,000	$—
Senior Secured Credit Agreement	—	41,875
Convertible Debentures	16,006	16,006
2025 Lompoc Term Loan	2,990	—
Other	—	378
Total Notes Payable	68,996	58,259
Less: Unamortized Debt Issuance Costs and Loan Origination Fees	(330)	(63)
Net Amount	68,666	58,196
Less Current Portion of Notes Payable	(37)	(7,644)
Notes Payable, Net of Current Portion	$68,629	$50,552

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Senior Secured Credit Facility
On February 28, 2025, the Company refinanced its Prior Credit Agreement (as defined below) and entered into a new senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030 (the “Senior Secured Credit Facility,” as amended) with certain U.S.-based banks (together, the “Senior Secured Credit Facility Lender”). The Senior Secured Credit Facility is secured by a first priority lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of the Company’s assets excluding other real estate and is jointly and severally guaranteed by several of the Company’s subsidiaries.
Payments for the first 2 years are interest-only. Principal and interest payments will be made during the last 3 years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date. Interest payments began on April 1, 2025 and will be paid in monthly installments. The Senior Secured Credit Facility has optional and mandatory prepayments. The Company may make optional prepayments to repay the Senior Secured Credit Facility, in whole or in part, subject to paying an applicable premium. Mandatory prepayments include a change in control of the borrower subsidiaries including changes in parent company ownership or certain acquisition or controlling influence over the borrower subsidiaries.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 6.75% as of December 31, 2025, plus 1.25%. On February 28, 2025, the Company entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030. See Note 12 – Derivative Instruments for more information.
Upon closing, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which is included in restricted cash, net of current portion in the Consolidated Balance Sheet as of December 31, 2025.
The Senior Secured Credit Facility contains a covenant which requires the Company to maintain liquidity in excess of $10 million at all times. In March 2026, in connection with the amendment described below, this covenant was amended to require the Company to maintain liquidity in excess of $15 million. The Senior Secured Credit Facility also contains a covenant which requires the Company to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.
As of December 31, 2025, the Company was not in compliance with the Fixed-Charge Coverage Ratio financial covenant under its Senior Secured Credit Facility and also experienced certain technical events of default related to administrative and guarantor provisions, none of which related to payment obligations. As a result of these events of default, the lender had the contractual right to declare the related debt immediately due and payable. On March 16, 2026, the Company entered into a First Amendment and Waiver to the Senior Secured Credit Facility pursuant to which the lender waived the financial covenant violation and the related technical events of default. The amendment also suspends testing of the Fixed-Charge Coverage Ratio for the fiscal quarters ending March 31, 2026, June 30, 2026, and September 30, 2026, with covenant testing resuming for the fiscal quarter ending December 31, 2026. As a result of the waiver and covenant suspension, the lender does not have the contractual right to accelerate the debt arising from these events of default for a period greater than twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of December 31, 2025.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Prior Senior Secured Credit Agreement
On December 9, 2021 (the “Prior Senior Secured Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Prior Credit Agreement”), for total available proceeds of up to $100 million with funds managed by a U.S.-based private credit investment fund and other participating third-party lenders (together, the “Prior Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Prior Credit Agreement of $50 million. Beginning 24 months following the Prior Senior Secured Closing Date, the principal amount was repaid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount through the November 30, 2026 maturity date. Beginning on December 31, 2021, interest was paid in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate was contractually set to be no less than 10% per annum or exceed 12% per annum. As of December 31, 2024, the interest rate was 12%.
The Company had optional and mandatory prepayments. Mandatory prepayments included any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation was to be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Prior Credit Agreement. As of the Prior Senior Secured Closing Date, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which was included as restricted cash in the Consolidated Balance Sheets as of December 31, 2024. Additionally, the Company’s equity interests held in its subsidiaries, including, without limitation, in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC, which subsidiaries hold title to the Company’s real property, were pledged as security.
The Prior Credit Agreement contained a financial covenant which required the Company to maintain liquidity in excess of $10 million at all times. As of December 31, 2024, the Company was in compliance with such financial covenant. Additionally, there were certain covenants which required the Company to maintain a specific minimum debt service coverage ratio (the “DSCR”) measured quarterly beginning with the quarter ended December 31, 2022.
Amendments to the Prior Credit Agreement
On January 21, 2022, the Company amended and restated the Prior Credit Agreement (the “1st Amendment”) wherein certain events of default were waived by the Prior Senior Secured Lender.
On May 12, 2022, the Company amended and restated the Prior Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived by the Prior Senior Secured Lender, and the Company entered into an incremental term loan in the amount of $10 million (the “Incremental Term Loan”), for total available proceeds of $110 million payable in monthly installments at an interest rate of 10% per annum. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan was payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Prior Senior Secured Lender, with an exercise price of $11.50 per share, to acquire Equity Shares until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89 thousand related to the change in terms of the Prior Credit Agreement. In addition to receiving the $10 million in Incremental Term Loan, the Company paid $0.6 million in direct loan fees, which were recorded as a debt discount. On August 30, 2022, the Company fully repaid the $10 million Incremental Term Loan in cash.
In March 2023, the Company entered into another amendment to the Prior Credit Agreement by which the Prior Senior Secured Lender waived and deferred enforcement of certain covenants which require the Company to maintain the DSCR beginning with the quarter ended on June 30, 2023. In connection with the amendment to the Prior Credit Agreement, the Company paid an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023. The Company recognized amendment fees of $1.0 million as other expense and paid such fee on July 27, 2023.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Prior Senior Secured Lender to among other things approve of the GH Group Series C Preferred and GH Group Series D Preferred offerings and to amend the Prior Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20.0 million for the fiscal quarter period ended December 31, 2023, a Last Twelve Month (“LTM”) EBITDA of $20.0 million for the fiscal quarter period ended March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter.
On February 28, 2025, the Company used proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Prior Credit Agreement term loan in the amount of $40.6 million plus fees and extinguished in its entirety the Company’s obligations under the Prior Credit Agreement. As a result, the Company recognized $0.3 million as a loss on extinguishment of debt in its Consolidated Statement of Operations.
2025 Lompoc Term Loan
On August 4, 2025, the Company entered into a term loan for an aggregate principal amount of $3 million maturing on August 4, 2035 (the “2025 Lompoc Term Loan”) with a U.S.-based bank (the “2025 Lompoc Term Loan Lender”). The 2025 Lompoc Term Loan requires monthly principal and interest payments commencing on September 4, 2025 and has an initial fixed interest rate of 8.5% for the first five years. Beginning September 4, 2030, the loan converts to a variable rate based on the Wall Street Journal prime rate plus 1%, resetting every five years, with a minimum floor rate of 5%. The loan is amortized over 25 years with a balloon payment due at maturity. Proceeds were used to acquire the remaining 76% ownership interest in a property located in Lompoc, California. See Note 6 – Property, Plant and Equipment for further information.
The 2025 Lompoc Term Loan is secured by a first-priority deed of trust on the Company’s Lompoc facility and a first priority lien on other assets of the Company excluding other real estate. The loan is jointly and severally guaranteed by several of the Company’s subsidiaries.
The 2025 Lompoc Term Loan includes covenants, including a requirement to maintain a minimum debt service coverage ratio of 1.25x, measured annually at the guarantor level, Glass House Brands Inc. As of December 31, 2025, the Company was not in compliance with this financial covenant. As a result, the lender had the contractual right to declare the related debt immediately due and payable. In March 2026, the lender provided a waiver of the financial covenant violation which prevents the lender from exercising its acceleration rights for a period of at least twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of December 31, 2025.
Convertible Debentures
On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable semi-annually in arrears until April 15, 2027 (the “Maturity Date”). Interest is payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both at the sole discretion of the Company, based on the 10-day volume-weighted average price (“VWAP”) of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD $1.00 to CAD $1.27.
The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) CAD $4.08.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of December 31, 2025, the balance of $11.9 million and $4.1 million for the Series A Notes and Series B Notes, respectively remain outstanding.
The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. See Note 12 – Derivative Instruments for further information.
Scheduled maturities of notes payable for each of the following years were as follows (in thousands):

December 31:	Principal Payments
2026	$37
2027	18,824
2028	3,376
2029	3,381
2030	40,607
Thereafter	2,771
Total Future Minimum Principal Payments	$68,996
12.    DERIVATIVE INSTRUMENTS

Assets or liabilities associated with our derivative instruments are recorded at fair value in other assets and other non-current liabilities on our Consolidated Balance Sheets. Gains and losses resulting from changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Consolidated Statements of Operations.
Interest Rate Risk
The Company utilizes an interest rate swap to manage its exposure to variability in future cash flows associated with fluctuations in interest rates on its Senior Secured Credit Facility. This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815. The Company has not designated this contract for hedge accounting.
The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap. As of December 31, 2025 the interest rate swap fair value is in a liability position due to valuation inputs including projected changes in the forward interest rate curve.
Convertible Debenture Derivatives
The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a binomial lattice model that is based on unobservable inputs and are classified as Level 3 investments in the fair value hierarchy.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following table presents the fair value of the Company’s derivative instruments not designated as hedging instruments (in thousands):

		As of December 31,
Derivative instrument	Financial Statement Line Item	2025	2024
Interest Rate Swap	Other Non-Current Liabilities	$(1,653)	$—
Convertible Debenture Conversion Feature	Other Assets	466	883
Total		$(1,187)	$883
The following table presents the change in fair value of the Company’s derivative instruments not designated as hedging instruments, including the initial recognition of fair value for the interest rate swap, as reported on the Consolidated Statements of Operations (in thousands):

		Year Ended December 31,
Derivative instrument	Financial Statement Line Item	2025	2024
Interest Rate Swap	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	$1,653	$—
Convertible Debenture Conversion Feature	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	417	(690)
Total		$2,070	$(690)
13.    SHAREHOLDERS’ EQUITY

As of December 31, 2025 and 2024, the authorized share capital of the Company was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles of the Company to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of directors of the Company.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. During the three months ended September 30, 2025, MPB amended and restated its Articles of Incorporation to provide for a new series of Exchangeable Shares that have substantially the same rights and obligations of the existing Exchangeable Shares. Until a holder exchanges its Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though it will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.
Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 155,000 of which 55,000 shares are designated as shares of Series B Preferred Stock (“Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“Series C Preferred”), 15,000 shares are designated as shares of Series D Preferred Stock (“Series D Preferred”) and 80,000 shares are designated as shares of Series E Convertible Preferred Stock (“Series E Convertible Preferred”). The Series B Preferred and Series C Preferred were fully redeemed or converted and are no longer issued and outstanding.
Holders of GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote, except in connection with any changes to the Certificate of Incorporation or the Bylaws of GH Group that adversely affect the powers, preferences, privileges or rights of such GH Group Preferred Shares. Except as provided in the foregoing sentence, the Series B, Series C and Series D Preferred do not carry any voting rights and are not convertible. Except as provided above, the Series E Convertible Preferred do not carry any voting rights, except for limited protective provisions, and are convertible.
In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to its stockholders, in the following order of priority and before any payment shall be made to the holders of GH Group Common Stock: (i) Series B Preferred, (ii) Series C Preferred, (iii) Series D Preferred and (iv) Series E Convertible Preferred. GH Group may redeem the GH Group Preferred Shares from a holder, in whole or in part, only after certain trigger events described below have occurred, and the redemption price will equal the liquidation value plus any accrued and unpaid dividends.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time after the earlier of the following trigger events have occurred: (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange. Upon redemption, holders will receive the liquidation value plus any accrued and unpaid dividends.
The Series B Preferred and the Series C Preferred carried a 20% cumulative dividend rate, which increased by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. The Series E Convertible Preferred carry a 12% cumulative dividend rate. Dividends accrue in arrears annually and are payable in cash quarterly if and when declared by GH Group’s board of directors.
There were no shares of Series B Preferred and Series C Preferred issued and outstanding as of December 31, 2025. There were 49,969 shares of Series B Preferred issued and outstanding as of December 31, 2024; there were 5,000 shares of Series C Preferred issued and outstanding as of December 31, 2024; there were 15,000 shares of Series D Preferred issued and outstanding as of December 31, 2025 and 2024; and there were 77,500 and no shares of Series E Convertible Preferred issued and outstanding as of December 31, 2025 and 2024, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of GH Group Preferred Shares in the amount of $15.4 million and $16.0 million for the years ended December 31, 2025 and 2024, respectively.
At-The-Market Program
The Company commenced an at-the-market distribution program (the “ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 (the "Prospectus Supplement") to its short form base shelf prospectus dated May 16, 2024 (the "Shelf Prospectus") with the securities regulatory authorities in all provinces and territories of Canada in connection with the ATM program. The ATM Program is subject to and governed by the terms of an equity distribution agreement dated November 13, 2024 (the “Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, the Company may from time to time sell up to $25 million of its Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the ATM Program.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
On August 8, 2025, the Company entered into agreements with the minority members of SBDANK, LLC (“SBDANK”), pursuant to which the Company acquired the remaining 49% noncontrolling interest in SBDANK. The agreements resulted in the Company obtaining 100% ownership of SBDANK. As consideration for the acquisition, the Company issued 248,829 shares of its common stock to the former minority members.
The Company recorded income attributable to a non-controlling interest during the years ended December 31, 2025 and 2024, of $707 thousand and $202 thousand, respectively. The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Share and Equity Transactions During the Year Ended December 31, 2024
During the year ended December 31, 2024, the Company issued 190,575, 107,379 and 167,843 Equity Shares in satisfaction of certain deferred Equity Shares payable as contractually required for the fiscal year 2022 acquisitions of Natural Healing Center, LLC, NHC Lemoore, LLC and NHC-MB LLC, respectively. Accordingly, the Company reclassified $3.8 million of shares payable to equity.
During the year ended December 31, 2024, the Company issued 286,406 Equity Shares valued at $2.7 million as settlement for the fiscal year 2023 bonus.
During the year ended December 31, 2024, the Company issued 1,433,810 Equity Shares valued at $2.8 million as settlement for vested GH Group non-qualified options.
During the year ended December 31, 2024, the Company issued 191,411 shares in payment of $1.3 million of accrued interest on convertible debentures.
During the year ended December 31, 2024, the Company issued 10,000 Equity Shares under the ATM Program at an average price of $6.72 per share for gross proceeds of $67 thousand. The Company received net proceeds of $66 thousand after paying commissions of $1 thousand to the sales agent for the ATM Program. The share issuance costs have been presented net within additional paid-in capital.
Share and Equity Transactions During the Year Ended December 31, 2025
During the year ended December 31, 2025, the Company through its subsidiary, GH Group, issued 77,500 shares of Series E Convertible Preferred in connection with the GH Group Series E Convertible Preferred financing with an aggregate value of $77.5 million comprised of the following: (i) existing shares of Series B Preferred and Series C Preferred with aggregate face value of $58.5 million were exchanged for 58,473 shares of Series E Convertible Preferred, (ii) Series B Preferred and Series C Preferred dividends payable of $0.5 million were exchanged for 535 shares of Series E Convertible Preferred and (iii) a new private placement of 18,492 Series E Convertible Preferred with a face value of $18.5 million. The Company recorded the fair value of shares of Series E Convertible Preferred in mezzanine equity in the amount of $77.5 million.
During the year ended December 31, 2025, the remaining unexchanged shares of Series B Preferred and Series C Preferred were redeemed for $18.5 million in cash.
During the year ended December 31, 2025, the Company issued 248,829 shares to acquire the remaining non-controlling interest in a consolidated subsidiary.
During the year ended December 31, 2025, the Company issued 47,635, 26,840 and 41,952 Equity Shares in satisfaction of certain deferred Equity Shares payable as contractually required for the fiscal year 2022 acquisitions of Natural Healing Center, LLC, NHC Lemoore, LLC and NHC-MB LLC, respectively. The Company reclassified $2.6 million of Equity Shares payable to equity.
During the year ended December 31, 2025, the Company issued 500,000 Equity Shares related to the Camarillo Transaction.
During the year ended December 31, 2025, the Company issued 208,772 Equity Shares valued at $1.1 million as settlement for the fiscal year 2024 bonus.
During the year ended December 31, 2025, the Company issued 208,237 Equity Shares in payment of $1.3 million of accrued interest.
During the year ended December 31, 2025, the Company issued 678,167 Equity Shares under the ATM Program at an average price of $9.12 per share for gross proceeds of $6.2 million. The Company received net proceeds of $6.1 million after paying commissions of $124 thousand to the sales agent for the ATM Program. The share issuance costs have been presented net within additional paid-in capital.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Variable Interest Entity
The table below summarizes information for entities that primarily hold real estate assets used in the Company’s operations. The Company has concluded these entities to be VIEs as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.
The aggregate balances of VIEs included in the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations were as follows below as of and for the years ended December 31, 2025 and 2024 (in thousands):

	December 31,
	2025	2024
Current Assets	$950	$306
Non-Current Assets	7,232	4,333
Total Assets	$8,182	$4,639

Current Liabilities	$16	$33
Non-Current Liabilities	—	234
Total Liabilities	$16	$267

Revenues, Net	$578	$240
Net Income Attributable to Non-Controlling Interest	$659	$129
14.    SHARE-BASED COMPENSATION AND EMPLOYEE BENEFIT PLAN

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. During the Company’s annual and special meeting of the shareholders held on June 20, 2025, disinterested shareholders approved a second amended and restated equity incentive plan (the “Second Amended Incentive Plan”) for purposes of instituting a one-time fixed increase to the rolling 10% share reserve to give effect to the number of shares issuable under the market-based restricted stock units as discussed below.
The Second Amended Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Second Amended Incentive Plan (unless the Second Amended Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Stock Options
A reconciliation of the beginning and ending balance of stock options outstanding was as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Outstanding as of December 31, 2024	529,002	$3.10
Exercised	(323,492)	3.09
Forfeited	(26,183)	3.08
Outstanding as of December 31, 2025	179,327	3.10
As of December 31, 2025 and 2024, options vested and exercisable were 179,327 and 529,002, respectively. There were no stock options granted during the years ended December 31, 2025 and 2024. As of December 31, 2025, stock options outstanding have a weighted-average remaining contractual life of 0.49 years.
The total intrinsic value of stock options exercised during the years ended December 31, 2025 and 2024, was $1.3 million and $5.3 million, respectively. The intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of exercise and the exercise price of each stock option. Based on the fair market value of the Company’s common stock at December 31, 2025 and 2024, the total intrinsic value of outstanding stock options was $1.0 million and $1.4 million, respectively.
For the years ended December 31, 2025 and 2024, the Company recognized nil and $3 thousand, respectively, of share-based compensation expense related to these stock options and was included as a component of general and administrative expense in the Consolidated Statements of Operations.
Immediately prior to the close of the Mercer Park Business Combination, GH Group had outstanding vested and unvested options. Incident to the close, certain options were exercised. Of the remaining options, the vested GH Group non-qualified stock options (“NQSOs”) were paid the net-value of their outstanding options at close by reserving 1,400,000 Subordinate Voting Shares which were to be issued on or before June 29, 2024. Prior to the issuance of the shares, the Company recorded $2.8 million in shares payable on the Consolidated Balance Sheet. During June 2024, the Company issued 1,433,810 shares reflected in shares issued for vested GH Group non-qualified options on the Consolidated Statements of Changes in Shareholders’ Equity and reclassified $2.8 million from shares payable to additional paid-in capital on the Consolidated Balance Sheet.
Restricted Stock Units
A reconciliation of the beginning and ending balance of RSUs outstanding was as follows:

Number of Restricted Stock Units
Unvested as of December 31, 2024	3,334,286
Granted	4,258,588
Vested	(2,042,387)
Forfeited	(223,620)
Unvested as of December 31, 2025	5,326,867
The weighted-average grant date fair values of RSUs granted during the years ended December 31, 2025 and 2024 were $5.77 and $6.59, respectively. The fair value of the RSUs granted during the years ended December 31, 2025 and 2024 were determined using the value of the Equity Shares at the date of grant. The fair values of RSUs that vested during the years ended December 31, 2025 and 2024, were $13.0 million and $21.3 million, respectively.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the years ended December 31, 2025 and 2024, the Company recognized $12.3 million and $13.1 million, respectively, in stock-based compensation related to RSUs and is included as a component of general and administrative expense in the Consolidated Statements of Operations.
As of December 31, 2025, there was $27.4 million of unrecognized compensation expense related to unvested RSUs which is expected to be recognized over a weighted-average period of approximately 2.18 years. For RSUs subject to graded vesting, the Company recognizes compensation cost on a straight-line basis over the service period for the entire award.
Market-Based Performance Restricted Stock Units
The Company’s market-based performance restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If market conditions are not met but service conditions are met, the market-based performance restricted stock units will not vest; however, any compensation expense that was recognized to date will not be reversed. The Company amortizes the fair value of market-based performance restricted stock units over the requisite service period and recognizes compensation cost on a straight-line basis over the service period. The number of shares of common stock, if any, to be issued for these awards is determined based on the achievement of specific share price targets during the performance period, as measured by the volume weighted average price over the 90 trading days ending on the last day of a fiscal quarter. The time-based vesting occurs on the third anniversary of the grant date and requires the participant to remain in the eligible service of the Company through that time. Awards that vest prior to the fourth anniversary of the grant date will settle out 50% on the fourth anniversary of the grant date, and 50% on the fifth anniversary of the grant date. Any additional awards that vest between the fourth and fifth anniversary of the grant date will settle 100% on the fifth anniversary of the grant date.
Fair value of the market-based restricted performance stock units is determined using the Monte-Carlo simulation with the following assumptions during the year ended December 31, 2025:

Expected term (in years)	3.00
Expected volatility	72%
Weighted-average volatility	72%
Risk-free interest rate	3.92%
Dividend rate	—%
A reconciliation of the beginning and ending balances of market-based performance restricted stock units, presented with the maximum number of shares that could potentially vest, was as follows:

	Number of Market-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2024	0	$—
Granted	3,000,000	2.01
Unvested as of December 31, 2025	3,000,000	2.01
The weighted-average grant date fair value of market-based performance restricted stock units granted during the year ended December 31, 2025 was $2.01.
As of December 31, 2025, there was $4.9 million of unrecognized compensation expense related to unvested market-based performance restricted stock units which is expected to be recognized over a weighted-average period of approximately 2.37 years. The Company recognizes compensation cost on a straight-line basis over the service period for the entire award.
During the year ended December 31, 2025, the Company recognized $1.1 million stock-based compensation related to market-based performance restricted stock units and was included as a component of general and administrative expense in the Consolidated Statement of Operations.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Stock Appreciation Right Units
The Company has authorized and issued certain stock appreciation rights which are issued to various employees of the Company. SARs vested 33% one year after the grant date and the remaining 67% vested monthly over two years. Vested and exercised SARs will receive cash in the amount of SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As SARs are cash-settled, the Company recognizes the value of SARs as liabilities which are included in accounts payable and accrued liabilities in the Consolidated Balance Sheets. As of December 31, 2025 and 2024, the Company recorded a liability of $17 thousand and $121 thousand, respectively.
A reconciliation of the beginning and ending balance of SARs outstanding was as follows:

Number of Stock Appreciation Rights Units
Outstanding as of December 31, 2024	44,804
Exercised	(31,168)
Forfeited	(10,714)
Outstanding as of December 31, 2025	2,922
During the years ended December 31, 2025 and 2024, the Company recognized $28 thousand and $262 thousand, respectively, of expense related to SARs.
Warrants
A reconciliation of the beginning and ending balance of warrants outstanding was as follows:

	Number of Warrants	Weighted- Average Exercise Price
Outstanding as of December 31, 2024	44,384,041	$9.56
Exercised	(1,162,382)	5.18
Outstanding as of December 31, 2025	43,221,659	9.68
The following table summarizes the warrants that remained outstanding as of December 31, 2025:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	5.00	August 2027	9,787,159	9,787,159
Equity Shares	6.00	August 2028	2,770,000	2,770,000
			43,221,659	43,221,659
There were no warrants granted during the years ended December 31, 2025 and 2024. As of December 31, 2025, warrants outstanding had a weighted-average remaining contractual life of 0.90 years.
Defined Contribution Plan
The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code for eligible employees. Beginning in fiscal year 2025, the Company began matching employee contributions to the plan at a specified percentage of employee contributions.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Employer matching contributions are recognized as compensation expense in the period in which the contributions are made. For the year ended December 31, 2025, the Company recognized $108 thousand of expense related to employer contributions under the plan. No employer contribution expense was recognized for the year ended December 31, 2024.
15.    LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share (in thousands, except share and per share data):

	Year Ended December 31,
	2025	2024
Net Income (Loss) Attributable to the Company	$(29,659)	$519
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(15,399)	(15,959)
Adjusted Net Loss Attributable to the Company	$(45,058)	$(15,440)

Weighted-Average Shares Outstanding - Basic	81,935,989	75,229,075
Weighted-Average Shares Outstanding - Diluted	81,935,989	75,229,075

Loss Per Share - Basic	$(0.55)	$(0.21)
Loss Per Share - Diluted	$(0.55)	$(0.21)
For the years ended December 31, 2025 and 2024, diluted loss per share was the same as basic loss per share as the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures were anti-dilutive.
The following common equivalent shares were excluded from the Loss Per Share - Diluted calculation because their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2025	2024
Stock Award Plans	8,506,194	3,863,288
Warrants	43,221,659	44,384,041
Contingent Shares	—	3,000,000
Convertible Preferred Shares	77,500	—
Convertible Debentures	1,757,173	2,762,051
Total	53,562,526	54,009,380
Net loss attributable to the Company is adjusted for dividends and various other adjustments as defined in ASC 260, Earnings Per Share. After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2025	2024
Current:
Federal	$10,812	$12,392
State	1,122	(1,894)
Total Current	11,934	10,498

Deferred:
Federal	—	—
State	—	—
Total Deferred	—	—
Total Provision for Income Taxes	$11,934	$10,498
The income taxes paid, net of refunds, were as follows (in thousands):

	Year Ended December 31,
	2025	2024
U.S. Federal	$2,428	$2,380
U.S. State - California	30	77
Total Taxes Paid, Net of Refunds	$2,458	$2,457

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The components of deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,
	2025	2024
Deferred Tax Assets:
Allowance for Doubtful Accounts	$1,162	$820
Inventory Reserve	249	309
Accrued Expenses	456	759
Interest Expense	2,534	—
Other	1,183	775
Operating Lease Liabilities	1,189	2,514
Stock-based Compensation	1,217	1,806
Operating Losses	34,673	36,985
Property and Equipment and Depreciation	5,419	5,108
Total Deferred Tax Assets	48,082	49,076
Valuation Allowance	(40,995)	(39,890)
Net Deferred Tax Assets	7,087	9,186
Deferred Tax Liabilities:
Property, Plant and Equipment	(3,455)	(4,238)
Right-of-Use Assets	(1,156)	(2,437)
State Taxes	(2,476)	(2,511)
Total Deferred Tax Liabilities	(7,087)	(9,186)
Net Deferred Tax Assets	$—	$—
As of December 31, 2025, Company had $123.0 million of Federal Net Operating Losses (“NOL”) and $99.9 million of California NOLs available to utilize in future periods. Future utilization of net operating losses is subject to a substantial annual limitation due to ownership change limitations as required by Section 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as similar state limitations.
The federal net operating loss carryforwards incurred prior to tax years beginning in 2018 will expire in fiscal year 2037, all net operating losses arising in tax years beginning in 2018 are carried forward indefinitely. All of $123.0 million NOLs were generated in years after 2017 and have indefinite life to utilize with an 80% income limitation.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The reconciliation of income taxes computed at the U.S. federal statutory rate to the Company’s effective income tax rate is as follows (dollars in thousands):

	Year Ended December 31,
	2025		2024
	Amount	Percent	Amount	Percent
U.S. Federal Statutory Income Tax	$(3,574)	21.0%	$2,356	21.0%
State and Local Income Tax, Net of Federal Income Tax Effect	(1,293)	7.6%	1,083	9.7%
Effect of Changes in Tax Laws or Rates Enacted in the Current Period
Over Accrual of Prior Year Taxes	—	—%	(7,454)	(66.4)%
Return to Provision	129	(0.8)%	(646)	(5.8)%
Changes in Valuation Allowances
Change in Valuation Allowance - Federal	(62)	0.4%	(3,489)	(31.1)%
Change in Valuation Allowance - California	(262)	1.5%	(3,631)	(32.4)%
Nontaxable or Nondeductible Items
Employee Retention Tax Credits	(1,305)	7.7%	(103)	(0.9)%
Non-deductible executive compensation (Section 162(m))	891	(5.2)%	3,500	31.2%
Change in Fair Value of Contingent Consideration	—	—%	(2,882)	(25.7)%
Other Permanent Differences	534	(3.1)%	131	1.2%
Changes in Unrecognized Tax Benefits	10,870	(63.9)%	15,424	137.5%
Other	6,006	(35.3)%	6,209	55.3%
Effective Income Tax Rate	$11,934	(70.1)%	$10,498	93.6%
The Company has used a discrete effective tax rate method to calculate taxes for the years ended December 31, 2025 and 2024. The Company operates in the United States. For the periods presented, the Company had no foreign pretax income, foreign income tax expense, or foreign income taxes paid. Accordingly, all income and tax expense relate to domestic operations.
When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits were as follows (in thousands):

	As of December 31,
	2025	2024
Balance at Beginning of Year	$20,868	$5,444
IRS Section 280E Positions	10,870	15,424
Balance at End of Year	$31,738	$20,868
As the Company operates in the legalized cannabis industry, it is subject to the limits of Internal Revenue Code (“IRC”) Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct certain expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.
Based on legal interpretation, it is the Company’s position that it does not owe taxes attributable to the application of Section 280E. Additionally, the Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740, Income Taxes, due to the evolving interpretations of Section 280E. The Company included in the balance of total unrecognized tax benefits as of December 31, 2025 and 2024 a potential benefit of $31.7 million and $20.9 million, respectively, that, if recognized, would impact the effective tax rate on income from operations related to its tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E.Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.
The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may, from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.
As of December 31, 2025, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. The 2019 federal tax return of Natural Healing Center LLC (pre-acquisition) is currently under IRS examination. No other tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.
One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”) (Public Law 119-21), a comprehensive tax reform and spending reconciliation bill. The legislation includes several significant business-tax provisions, notably affecting Sections 163(j), 168(k) (Bonus Depreciation), 179, and 174 of the Internal Revenue Code. The provisions most beneficial to the Company relate to the limitation on business interest expense under Section 163(j) and Bonus Depreciation for qualified property.
The OBBBA restores the more generous interest deduction limitation under Section 163(j) that had applied from 2018 through 2021. Under this amendment, the limitation is permanently based on EBITDA, rather than earnings before interest and taxes (“EBIT”). Beginning with tax years starting after December 31, 2024, taxpayers may again add back depreciation and amortization in computing adjusted taxable income for purposes of Section 163(j).
Additionally, for taxable years beginning after December 31, 2025, the OBBBA clarifies that any capitalized interest, other than amounts capitalized under Sections 263(g) and 263A(f), is treated as interest subject to the Section 163(j) limitation.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The OBBBA also revives and permanently extends 100% bonus depreciation under Section 168(k) for qualified property acquired and placed in service on or after January 20, 2025. Qualified property generally includes tangible personal property with a recovery period of 20 years or less and qualified improvement property (“QIP”). Property is treated as acquired when a written binding contract is entered into to acquire the property. Property placed in service prior to January 20, 2025 remains eligible for 40% bonus depreciation.
The Company has incorporated the applicable income-tax effects of OBBBA in its income tax provision for the year ended December 31, 2025. The impact primarily reflects the reinstatement of the EBITDA-based limitation under Section 163(j), which increased the amount of deductible interest expense for the period. The Company also updated its deferred tax balances to reflect the enacted changes under OBBBA.
Management will continue to monitor the implementation of the OBBBA and evaluate any additional impacts on the Company’s deferred tax balances and effective tax rate.
17.    COMMITMENTS AND CONTINGENCIES

Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licenses and entitlements that could result in the Company ceasing operations. While management believes that the Company was in compliance with applicable local and state statutes, regulations, and ordinances as of December 31, 2025 and 2024, cannabis laws and regulations continue to evolve and are subject to differing interpretations. Further, cannabis remains a Schedule I controlled substance and is illegal under U.S. federal law, which may result in federal enforcement actions. As a result, the Company may be subject to regulatory fines, penalties, restrictions or the risk of asset seizure in the future.
Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Consolidated Financial Statements relating to claims and litigations. As of December 31, 2025 and 2024, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.
Element 7 Transaction and Litigation
Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (“E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and certain other conditions, to obtain all of the limited liability company membership interests or other equity interests held by E7 in 17 holding companies that hold the rights to certain in-process state and local cannabis retail licenses or license applications, some of which were partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (“E7 License Agreement,” and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to 34 cannabis retail licenses in exchange for the payment of certain fees as set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contract by E7, and as of December 31, 2021, GH Group had converted certain pre-closing financing payments and consulting fees into notes receivable in the amount of $2.3 million. As of December 31, 2025 and 2024, the notes receivable were fully reserved by the Company. As of December 31, 2023, the Company had received limited liability membership interests or other equity interests in three E7 entities out of 17 entities that were contractually committed to be transferred under the E7 Merger Agreement.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.
The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against E7 to enforce the transfer of certain contractually committed cannabis retail licenses (“Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against E7 in the Superior Court of California, County of Los Angeles (Case No. 22STCV09323). The Superior Court severed the claims of GH Group and APB, which resulted in APB’s claims remaining in Superior Court and GH Group’s claims being adjudicated in Signature Arbitration (Case No. LQMGL) (collectively, “Element 7 Proceeding”).
Under the terms of the Joint Litigation Agreement, GH Group agreed to pay all legal fees for GH Group and APB’s joint litigation against E7. GH Group also held the option to purchase any E7 cannabis retail license or licensed entity interests recovered by APB from E7 that were included in the E7 Merger Agreement, that either have a state or local permit and a valid lease, or a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750 thousand per E7 license or licensed entity, paid in Equity Shares at the 10-day VWAP calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also held the right of first refusal to purchase any other E7 cannabis retail licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time. As part of the Element 7 Settlement, the Joint Litigation Agreement was terminated as of September 19, 2023.
Through the process of litigation, on September 19, 2023, E7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where E7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if E7 paid GH Group $1.9 million by December 15, 2023, then E7 would have been entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, E7 would retain ownership of its cannabis retail licenses.
E7 failed to pay GH Group $1.9 million by December 15, 2023, and it also failed to subsequently pay GH Group the $2.9 million that was due under the Element 7 Settlement.
On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against E7 for the amount of $2.9 million in favor of GH Group.
On November 19, 2024, C and H Holdings (“C and H”) filed a breach of contract claim among other claims against E7 and other E7 related entities (“C and H Lawsuit”). In addition, C and H requested that the court appoint a receiver for E7 so that the assets could be used to satisfy C and H’s claims under its loan agreement with E7 and the related E7 entities that were included in the lawsuit. C and H also named GH Group in the lawsuit to prevent GH Group from satisfying its judgment against E7.
GH Group opposed the C and H Lawsuit. On April 30, 2025, the court dismissed the lawsuit against GH Group.
On October 30, 2025, GH Group assigned its judgment against Element 7 to NUG Inc. (“NUG”) in exchange for a firm commitment buying agreement whereby NUG agreed to purchase from GH Group a certain amount of its CPG products until such time as NUG purchased either (x) net revenue in excess of $7.2 million or (y) realized net profits in excess of $1.4 million. For purposes of calculating such amounts, NUG shall receive credit for all qualifying purchases made by NUG on or after November 1, 2024.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Catalyst Litigation
The Company was the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements made by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70% to 80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes.
The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California’s Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in the United States and has purposefully structured its business to profit from the illicit market. The Company has categorically denied all such allegations and asserted affirmative defenses.
On May 20, 2024, the Company voluntarily dismissed without prejudice the defamation lawsuit against the Catalyst Defendants.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by Discount Med against the Company for unfair competition. The Court granted Glass House’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in Glass House’s favor, awarding costs against the plaintiff and concluding the case. On August 7, 2024, Discount Med filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. The appeal has been dismissed and the matter remitted to the state court for entry of a judgment.
Federal Agency Actions at Company Farms
On July 10, 2025, agents led by U.S. Immigration and Customs Enforcement executed search warrants at two of the Company’s facilities in connection with an investigation involving potential immigration-related matters under Title 8 of the United States Code. Management currently considers any potential loss contingency related to this matter to be remote, and no liability has been recorded in the financial statements.
18.    RELATED PARTY TRANSACTIONS

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provided for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the years ended December 31, 2025 and 2024 was $236 thousand and $373 thousand, respectively. On August 18, 2025, the Company acquired the remaining 76% undivided ownership interest in the property located in Lompoc, California. This acquisition eliminates future related party rent expense associated with this property. See Note 6 – Property, Plant and Equipment.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, was renewed for five years starting January 1, 2025. It provides for a base rent of $93 thousand, increasing annually by the greater of three percent or the CPI, capped at five percent. Rent expense for the years ended December 31, 2025 and 2024 was $80 thousand in each period.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment is $144 thousand and increasing three percent per annum thereafter. Related party rent expense for the years ended December 31, 2025 and 2024 was $158 thousand and $269 thousand, respectively.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand to the Kazan Trust, increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2025 and 2024 was $41 thousand and $36 thousand, respectively.
2000 De La Vina LLC, a company partially owned by executives and board members of the Company, entered into two leases with subsidiaries of the Company. Both leases commenced in July 2022 and have ten-year terms. The first lease provides for initial annual base rent of $60 thousand, increasing three percent annually thereafter, and the second lease provides for initial annual base rent of $180 thousand, increasing three percent annually thereafter. The first lease terminated in 2025 in connection with the sale of the underlying property. Subsequent to the termination of the lease during 2025, the Company entered into an agreement to settle its remaining lease obligations through a negotiated termination payment. Rent expense for the years ended December 31, 2025 and 2024 was $262 thousand and $240 thousand, respectively.
5042 Real Estate Investment, LLC, a company partially owned by an executive and board member of the Company, owns an undivided tenancy-in-common interest in a property leased to a subsidiary of the Company. The lease, which commenced in August 2022 and has a ten-year term, provides for an initial annual base rent payment of $222 thousand to 5042 Real Estate Investment, LLC, increasing three percent per annum thereafter. Related party rent expense for the years ended December 31, 2025 and 2024 was $251 thousand and $222 thousand, respectively.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the years ended December 31, 2025 and 2024 was $140 thousand in each period.
Jon A. Neu Insurance
Jon A. Neu Insurance, an entity majority owned by Beach Front Property Management Inc., provide insurance brokerage services to the Company. During the years ended December 31, 2025 and 2024, the Company recognized insurance brokerage expense relating to services provided by Jon A. Neu Insurance of approximately $298 thousand and $399 thousand, respectively.
Preferred Mezzanine Equity Transactions
Certain executive officers and directors of the Company hold preferred equity interests in GH Group, Inc., a consolidated subsidiary of the Company. During the years ended December 31, 2025 and 2024, GH Group had multiple series of preferred stock outstanding, including Series B Preferred, Series C Preferred, Series D Preferred, and Series E Convertible Preferred stock.
Year Ended December 31, 2025
During the year ended December 31, 2025, related-party holders:
•received preferred dividends totaling approximately $1.5 million, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders;

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

•participated in the issuance of Series E Convertible Preferred stock, providing aggregate consideration of approximately $13.0 million.
In addition, during the year ended December 31, 2025, certain related-party holders participated in the conversion of Series B Preferred and Series C Preferred stock into Series E Convertible Preferred stock. This conversion was accounted for as a non-cash equity transaction and was completed on the same terms and conditions as those applicable to non-related-party preferred stockholders.
Year Ended December 31, 2024
During the year ended December 31, 2024, related-party holders:
•received preferred dividends totaling approximately $1.3 million, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders; and
•participated in the issuance of Series D Preferred stock, providing aggregate consideration of approximately $3.3 million.
All preferred share issuances, conversions, redemptions, and dividend payments involving related-party holders during the periods presented were completed on the same terms and conditions as those applicable to non-related-party preferred stockholders. No preferential rights or special arrangements were provided to related-party holders.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.    SEGMENT INFORMATION

Operations by reportable segment for the year ending December 31, 2025 are as follows (in thousands):

	Year Ended December 31, 2025
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Revenues, Net	$48,243	$114,233	$19,508	$—	$181,984
Cost of Goods Sold	24,942	66,039	14,043	—	105,024
Gross Profit	23,301	48,194	5,465	—	76,960
Operating Expenses:
General and Administrative	14,103	13,132	1,925	34,938	64,098
Sales and Marketing	1,796	322	55	496	2,669
Professional Fees	17	407	6	8,632	9,062
Depreciation and Amortization	1,464	12,375	915	1,010	15,764
Impairment Expense for Intangible Assets	—	—	—	1,900	1,900
Income (Loss) from Operations	5,921	21,958	2,564	(46,976)	(16,533)
Other (Income) Expense:
Interest Expense	126	3,183	114	3,635	7,058
Interest Income	—	(288)	—	—	(288)
Gain on Equity Method Investments	—	—	—	(84)	(84)
Loss on Change in Fair Value of Derivative Asset	—	1,653	—	417	2,070
Loss on Extinguishment of Debt	—	—	—	292	292
Other Income, Net	(2,544)	(2,039)	(1,473)	(2,507)	(8,563)
Total Other (Income) Expense Net	(2,418)	2,509	(1,359)	1,753	485
Income (Loss) Before Income Taxes	$8,339	$19,449	$3,923	$(48,729)	$(17,018)
Total Assets	$18,411	$249,120	$17,631	$33,395	$318,557

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the year ending December 31, 2024 are as follows (in thousands):

	Year Ended December 31, 2024
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Revenues, Net	$43,816	$139,086	$17,996	$—	$200,898
Cost of Goods Sold	23,053	66,973	13,479	—	103,505
Gross Profit	20,763	72,113	4,517	—	97,393
Operating Expenses:
General and Administrative	13,621	12,083	1,317	33,105	60,126
Sales and Marketing	1,780	128	38	472	2,418
Professional Fees	37	206	37	7,488	7,768
Depreciation and Amortization	1,509	11,723	794	1,018	15,044
Impairment Expense for Intangible Assets	—	—	—	6,300	6,300
Income (Loss) from Operations	3,816	47,973	2,331	(48,383)	5,737
Other (Income) Expense:
Interest Expense	159	92	22	8,911	9,184
Gain on Equity Method Investments	—	—	—	(14)	(14)
Gain on Change in Fair Value of Derivative Asset	—	—	—	(690)	(690)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	(13,724)	(13,724)
Other (Income) Expense, Net	(405)	109	49	9	(238)
Total Other (Income) Expense Net	(246)	201	71	(5,508)	(5,482)
Income (Loss) Before Income Taxes	$4,062	$47,772	$2,260	$(42,875)	$11,219
Total Assets	$26,216	$235,576	$12,589	$36,121	$310,502
20.    SUBSEQUENT EVENTS

At-The-Market Program
Subsequent to December 31, 2025, the Company issued 2,086,737 shares under the ATM Program at an average price of $8.98 per share for gross proceeds of $18.7 million. The Company received net proceeds of $18.4 million after paying commissions of $375 thousand to the sales agent for the ATM Program.
Greenhouse 2 Equipment Purchase and Supplier Financing
Subsequent to December 31, 2025, the Company entered into an agreement for the purchase and installation of equipment for Greenhouse 2 with an aggregate purchase price of approximately $4.7 million. The agreement includes supplier financing for a portion of the purchase price, with installment payments commencing following delivery and completion of installation. The Company expects the equipment to be delivered and placed into service during the second quarter of 2026.